Branch 22
811-02464

40-33

MFS INVESTMENT MANAGEMENT

03044087

MFS INVESTMENT MANAGEMENT

500 Boylston Street Boston Massachusetts 02116-3741
617 954-5000

December 17, 2003

VIA FEDERAL EXPRESS

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 18 2003
WASH, D.C. 158

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

RE: Bruce Riggs v. Massachusetts Financial Services Company, et al., Civil Action No. 03-CV-12500-WGY, Gustavo Bruckner v. Massachusetts Financial Services Company, et al., Civil Action No. 03-12483-MEL and Oliver S. Trone v. Massachusetts Financial Services Company, et al.

Ladies and Gentleman:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached are copies of the following Class Action Complaints in the above referenced matters.

1. Bruce Riggs v. Massachusetts Financial Services Company, et al., Civil Action No. 03-CV-12500-WGY;

2. Gustavo Bruckner v. Massachusetts Financial Services Company, et al., Civil Action No. 03-12483-MEL; and

3. Oliver S. Trone v. Massachusetts Financial Services Company, et al.

Pursuant to Rule 101(c)(11) of Regulation S-T, these documents are being submitted in paper format only.

Please acknowledge receipt of this letter and its enclosures by date stamping the enclosed duplicate copy of the letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Arlene E. Cox

Arlene E. Cox
Operations Paralegal Administrator

/aec
Enclosures

#76300

03 CV 12500 WGY

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

FILED
IN CLERKS OFFICE
2003 DEC 11 P 1:43

BRUCE RIGGS, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. MASSACHUSETTS FINANCIAL SERVICES COMPANY, MFS INVESTMENT MANAGEMENT, SUN LIFE FINANCIAL, INC. MFS SERIES TRUST I, MFS SERIES TRUST II, MFS SERIES TRUST III, MFS SERIES TRUST IV, MFS SERIES TRUST V, MFS SERIES TRUST VI, MFS SERIES TRUST VII, MFS SERIES TRUST VIII, MFS SERIES TRUST IX, MFS SERIES TRUST X, MFS SERIES TRUST XI, MFS CAPITAL OPPORTUNITIES FUND, MFS CORE GROWTH FUND, MFS EMERGING GROWTH FUND, MFS LARGE CAP GROWTH FUND, MFS MANAGED SECTORS FUND, MFS MID CAP GROWTH FUND, MFS NEW DISCOVERY FUND, MFS NEW ENDEAVOR FUND, MFS RESEARCH FUND, MFS STRATEGIC GROWTH FUND, MFS TECHNOLOGY FUND, MASSACHUSETTS INVESTORS GROWTH STOCK, MFS MID CAP VALUE FUND, MFS RESEARCH GROWTH AND INCOME FUND, MFS TOTAL RETURN FUND, MFS UNION STANDARD EQUITY FUND, MFS UTILITIES FUND, MFS VALUE FUND, MASSACHUSETTS INVESTORS TRUST, MFS AGGRESSIVE GROWTH ALLOCATION FUND, MFS CONSERVATIVE ALLOCATION FUND, MFS MODERATE ALLOCATION FUND, MFS BOND FUND, MFS EMERGING MARKETS DEBT FUND, MFS GOVERNMENT LIMITED MATURITY FUND, MFS GOVERNMENT MORTGAGE FUND, MFS GOVERNMENT SECURITIES FUND, **[Caption continued on next page]**	)	**CIVIL ACTION NO.** U.S. DISTRICT COURT DISTRICT OF MASS. CLASS ACTION COMPLAINT MAGISTRATE JUDGE Dein **JURY TRIAL DEMANDED** RECEIPT # 52434 AMOUNT 465.75 F.C.M. 12/11/03

MFS HIGH INCOME FUND, MFS HIGH YIELD OPPORTUNITIES FUND, MFS INTERMEDIATE INVESTMENT GRADE BOND FUND, MFS LIMITED MATURITY FUND, MFS RESEARCH BOND FUND, MFS STRATEGIC INCOME FUND, MFS ALABAMA MUNICIPAL BOND FUND, MFS ARKANSAS MUNICIPAL BOND FUND, MFS CALIFORNIA MUNICIPAL BOND FUND, MFS FLORIDA MUNICIPAL BOND FUND, MFS GEORGIA MUNICIPAL BOND FUND, MFS MARYLAND MUNICIPAL BOND FUND, MFS MASSACHUSETTS MUNICIPAL BOND FUND, MFS MISSISSIPPI MUNICIPAL BOND FUND, MFS MUNICIPAL BOND FUND, MFS MUNICIPAL LIMITED MATURITY FUND, MFS NEW YORK MUNICIPAL BOND FUND, MFS NORTH CAROLINA MUNICIPAL BOND FUND, MFS PENNSYLVANIA MUNICIPAL BOND FUND, MFS SOUTH CAROLINA MUNICIPAL BOND FUND, MFS TENNESSEE MUNICIPAL BOND FUND, MFS VIRGINIA MUNICIPAL BOND FUND, MFS WEST VIRGINIA MUNICIPAL BOND FUND, MFS EMERGING MARKETS EQUITY FUND, MFS GLOBAL EQUITY FUND, MFS GLOBAL GROWTH FUND, MFS GLOBAL TOTAL RETURN FUND, MFS INTERNATIONAL GROWTH FUND, MFS INTERNATIONAL NEW DISCOVERY FUND, MFS INTERNATIONAL VALUE FUND, MFS RESEARCH INTERNATIONAL FUND, and DOES 1 - 100,

Defendants.

Plaintiff, Bruce Riggs ("Plaintiff"), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against defendants, alleges the following based upon personal knowledge as to himself and his own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through his attorneys, which included, among other things, a review of the defendants' public documents, conference calls and announcements made by defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the MFS Family of Mutual Funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of MFS family of funds (as defined below), who purchased, held, or otherwise acquired shares between December 15, 1998 and December 8, 2003 (the "Class Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a) of the Exchange Act, [15 U.S.C. §§ 78j(b) and 78t(a)], and Rule 10b-5 promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act

of 1933 (the "Securities Act") [15 U.S.C. §§ 77k, 77l(a)(2), and 77(o)] and pursuant to §§ 34 and 36 of the Investment Company Act [15 U.S.C. §§ 80a-33 and 35].

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 [15 U.S.C. § 78aa]; Section 22 of the Securities Act [15 U.S.C. § 77v]; and §§ 34 and 36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff Bruce Riggs bought and held shares of MFS Emerging Growth Fund during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant Massachusetts Financial Services Company is a registered investment adviser located in Boston, Massachusetts. Massachusetts Financial Services Company manages the MFS Family of Mutual Funds. Massachusetts Financial Services Company maintains its principal place of business at 500 Boylston Street, Boston, MA 02116.

8. Defendant MFS Investment Management is registered investment adviser located in Boston Massachusetts. MFS Investment Management manages the MFS Family of Mutual Funds.

MFS Investment Management maintains its principal place of business at 500 Boylston Street, Boston, MA 02116.

9. Defendants Massachusetts Financial Services Company and MFS Investment Management are collectively referred to as "MFS."

10. Defendants MFS Series Trust I, II, III, IV, V, VI, VII, VIII, IX, X, and XI (collectively referred to as the "Fund Registrants.") are the registrants of the MFS Family of Mutual Funds. The Fund Registrants maintain a principal place of business at 500 Boylston Street, Boston, MA 02116.

11. Defendant Sun Life Financial, Inc. ("Sun Life") is an internationally diversified financial services organization providing savings, retirement and pension products, as well as life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. Sun Life is the parent company of MFS.

12. Defendants MFS Capital Opportunities Fund, MFS Core Growth Fund, MFS Emerging Growth Fund, MFS Large Cap Growth Fund, MFS Managed Sectors Fund, MFS Mid Cap Growth Fund, MFS New Discovery Fund, MFS New Endeavor Fund, MFS Research Fund, MFS Strategic Growth Fund, MFS Technology Fund, Massachusetts Investors Growth Stock, MFS Mid Cap Value Fund, MFS Research Growth and Income Fund, MFS Total Return Fund, MFS Union Standard Equity Fund, MFS Utilities Fund, MFS Value Fund, Massachusetts Investors Trust, MFS Aggressive Growth Allocation Fund, MFS Conservative Allocation Fund, MFS Moderate Allocation Fund, MFS Bond Fund, MFS Emerging Markets Debt Fund, MFS Government Limited Maturity Fund, MFS Government Mortgage Fund, MFS Government Securities Fund, MFS High Income Fund, MFS High Yield Opportunities Fund, MFS Intermediate Investment Grade Bond Fund, MFS Limited Maturity Fund, MFS Research Bond Fund, MFS Strategic Income Fund, MFS Alabama

Municipal Bond Fund, MFS Arkansas Municipal Bond Fund, MFS California Municipal Bond Fund, MFS Florida Municipal Bond Fund, MFS Georgia Municipal Bond Fund, MFS Maryland Municipal Bond Fund, MFS Massachusetts Municipal Bond Fund, MFS Mississippi Municipal Bond Fund, MFS Municipal Bond Fund, MFS Municipal Limited Maturity Fund, MFS New York Municipal Bond Fund, MFS North Carolina Municipal Bond Fund, MFS Pennsylvania Municipal Bond Fund, MFS South Carolina Municipal Bond Fund, MFS Tennessee Municipal Bond Fund, MFS Virginia Municipal Bond Fund, MFS West Virginia Municipal Bond Fund, MFS Emerging Markets Equity Fund, MFS Global Equity Fund, MFS Global Growth Fund, MFS Global Total Return Fund, MFS International Growth Fund, MFS International New Discovery Fund, MFS International Value Fund, and MFS Research International Fund (collectively referred to as the "MFS Funds") are mutual funds that are registered under the Investment Company Act and managed by MFS with its principal place of business located at 500 Boylston Street, Boston, MA 02116.

13. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or

otherwise acquired shares between December 15, 1998 and December 8, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

16. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

17. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

18. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

19. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds

generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

20. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

21. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

22. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

23. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to other hedge fund investors. The prospectuses were silent about these arrangements.

24. As a result of the "timing" of mutual funds, the Doe Defendants, other timers, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

25. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or

she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

27. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as the Doe Defendants did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall

performance of the fund by requiring the fund manager to keep a certain amount of the funds's assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

29. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by the Doe Defendants-- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

30. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

31. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

32. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this

perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

33. Thus, by keeping money -- often many millions of dollars -- in the same family of mutual funds (while moving the money from fund to fund), The Doe Defendants assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

34. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

35. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE MFS FUNDS

36. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Stern and Canary in connection with the unlawful mutual fund practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the

Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

37. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the Attorney General, MFS and Sun Life received inquiries and subpoenas for documents from those agencies.

38. On December 8, 2003, Sun Life and MFS announced that the staff of the Boston office of the SEC had indicated that it intended to recommend to the SEC that an enforcement action be taken against MFS alleging, in effect, that the disclosure in certain of MFS' fund prospectuses concerning market timing was false and misleading, and breach of fiduciary duty.

39. On December 9, 2003, The New York Times (the "Times") reported that MFS "allowed privileged clients to trade quickly in and out of its biggest funds while saying it restricted the practice for the vast majority of its shareholders, according to a memorandum from a senior company executive." The Times further reported that the memorandum showed that in 2001, executives at MFS essentially created two classes of funds - a small group of large funds that would accept rapid-fire trades, a practice known as market timing, and a larger group of international funds

that would not. At no time, though, did MFS change the language in its prospectuses, which said that market timing was not permitted in any of its funds. Additionally, the Times reported that "[a]mong the most popular offerings was MFS Emerging Growth, one of the five equity funds that MFS made available to market timers. But no restrictions were placed on Massachusetts Investors Trust, Massachusetts Investors Growth Stock Fund, MFS Research Fund, MFS Total Return Fund or the emerging growth fund. The rationale was that because these funds were very large and liquid, excessive trading would not harm shareholders."

40. The actions of the defendants have harmed plaintiff and members of the class. In essence, the defendants' actions of allowing market timing to occur have caused plaintiff and members of the class's shares to be diluted in value.

41. As such, defendants have breached their fiduciary duties to plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting The Doe Defendants and others to time the mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

THE MFS MUTUAL FUND'S PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

42. The MFS Mutual Funds's Prospectuses stated that its "**MFS Funds do not permit market timing or other excessive trading practices. Excessive, short-term (market timing) trading practices may disrupt portfolio management strategies and harm fund performance. MFS Funds will reject or restrict an investor's purchase orders if there is a history of market timing . . . Requests to exchange shares of MFS global and international funds that have not been held for 15 days will be refused . . . .**" (Emphasis added.)

43. Given that MFS allowed market timing of its funds to occur, its prospectuses were false and misleading because it failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time their trading of the MFS Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the MFS Funds; (c) that, contrary to the representations in the Prospectuses, MFS only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds's costs, thereby reducing the MFS Funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefitted financially at the expense of MFS Funds's investors including plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

44. The market for the MFS Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the MFS Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the MFS Funds relying upon the integrity of the NAV for the MFS Funds and market information relating to the MFS Funds, and have been damaged thereby.

45. During the Class Period, defendants materially misled the investing public, thereby distorting the NAV of the MFS Funds, by allowing the Doe Defendants to time the MFS Funds.

46. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

47. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the MFS Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding the MFS Funds, their control over, and/or receipt and/or modification of the MFS Funds' allegedly materially misleading misstatements and/or their associations with the MFS Funds which made them privy to confidential proprietary information concerning the MFS Funds, participated in the fraudulent scheme alleged herein.

48. Additionally, the defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, defendants siphoned money out of the mutual funds and into their own pockets.

49. The defendants were motivated to participate in the wrongful scheme by the enormous profits they derived therefrom. They systematically pursued the scheme with full knowledge of its consequences to other investors.

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE-MARKET DOCTRINE

50. At all relevant times, the market for the MFS Funds were an efficient market for the following reasons, among others:

(a) The MFS Funds met the requirements for listing, and were listed and actively traded on a highly efficient and automated market;

(b) As regulated issuers, the MFS Funds filed periodic public reports with the SEC;

(c) The MFS Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The MFS Funds were followed by several mutual fund analysts who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

51. As a result of the foregoing, the market for the MFS Funds promptly digested current information regarding the MFS Funds from all publicly available sources and reflected such information in the MFS Funds' NAV. Under these circumstances, all purchasers of the MFS Funds during the Class Period suffered similar injury through their purchases of the MFS Funds' shares at distorted prices, and, therefore, a presumption of reliance applies.

NO SAFE HARBOR

52. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements"

when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the defendants who knew that those statements were false when made.

COUNT ONE
AGAINST THE FUND REGISTRANTS FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

53. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

54. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the plaintiff and other members of the Class against the Fund Registrants.

55. The Fund Registrants are the registrants for the MFS Funds sold to plaintiff and the other members of the Class and are statutorily liable under Section 11. The Fund Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

56. Plaintiff was provided with the MFS Emerging Growth Fund Prospectus and, similarly, prior to purchasing units of each of the other MFS Funds, all Class members likewise

received the appropriate prospectus. Plaintiff and other Class members purchased shares of the MFS Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

57. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the MFS Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (the Does named as defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time their trading of the MFS Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the MFS Funds; (c) that, contrary to the representations in the Prospectuses, the MFS Funds only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds's costs, thereby reducing the MFS Funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefitted financially at the expense of MFS Funds' investors including plaintiff and other members of the Class.

58. At the time they purchased the MFS Funds's shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omissions alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT TWO
AGAINST SUN LIFE AND MFS AS CONTROL PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

59. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

60. This Claim is brought pursuant to Section 15 of the Securities Act against Sun Life and MFS as a control persons of the Fund Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the MFS Funds' public filings, press releases and other publications represent the collective actions of Sun Life and MFS.

61. The Fund Registrants are liable under Section 11 of the Securities Act as set forth herein.

62. Sun Life and MFS are "control persons" of the Fund Registrants within the meaning of Section 15 of the Securities Act, by virtue of their positions of operational control and/or ownership. At the time plaintiff and other members of the Class purchased shares of the MFS Funds, Sun Life and MFS, by virtue of their positions of control and authority over the Fund Registrants directly and indirectly, had the power and authority, and exercised the same, to cause the Fund Registrants to engage in the wrongful conduct complained of herein. The Fund Registrants issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

63. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Sun Life and MFS are liable to plaintiff and the other members of the Class for the Fund Registrants' primary violations of Section 11 of the Securities Act.

64. By virtue of the foregoing, plaintiff and the other members of the Class are entitled to damages against Sun Life and MFS.

COUNT THREE
VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AGAINST AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

65. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

66. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and the other Class members, as alleged herein and cause plaintiff and other members of the Class to purchase MFS Funds shares or interests at distorted prices and otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

67. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the MFS Funds, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated MFS Funds's assets and otherwise distorted the pricing of their

securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

68. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the MFS Funds operations, as specified herein.

69. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

70. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. The defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

71. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of the MFS Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts, the market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not

disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the MFS Funds during the Class Period at distorted prices and were damaged thereby.

72. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and the other members of the Class and the marketplace known of the truth concerning the MFS Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

73. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

74. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the MFS Funds shares during the Class Period.

COUNT FOUR
AGAINST SUN LIFE, MFS, AND THE FUND REGISTRANTS AS A CONTROL PERSON FOR VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT

75. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

76. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Sun Life as a control person of MFS, the Fund Registrants, and the MFS Funds; against MFS as a control

person of the Fund Registrants and the MFS Funds; and against the Fund Registrants as a control person of the MFS Funds.

77. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the MFS Funds' public filings, press releases and other publications are the collective actions of Sun Life and MFS.

78. Sun Life, MFS, and the Fund Registrants are controlling persons of the MFS Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the MFS Funds's respective businesses and systematic involvement in the fraudulent scheme alleged herein, Sun Life, MFS, and the Fund Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the MFS Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Sun Life, MFS, and the Fund Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

79. In particular, Sun Life, MFS, and the Fund Registrants had direct and supervisory involvement in the operations of the MFS Funds and, therefore, are presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

80. As set forth above, Sun Life, MFS, and the Fund Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this complaint. By virtue of their positions as controlling persons, Sun Life, MFS, and the Fund Registrants are liable pursuant to

Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of MFS Funds' securities during the Class Period.

COUNT FIVE
VIOLATION OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

81. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

82. This claim for relief is brought pursuant to Section 34(b) of the Investment Company Act of 1940 against defendants.

83. Under Section 34(b) of the Investment Company Act of 1940, it shall be unlawful for any person to make any untrue statement of a material fact in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a) [15 USCS § 80a-30(a)]. It shall be unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

84. Here, defendants have made untrue statements of a material fact in a registration statement, application, report, account, record, and/or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a) [15 USCS § 80a-30(a)].

85. As such, Plaintiffs and other class members have been injured as a result of defendants' untrue statements and have violated Section 34(b) of the Investment Act of 1940.

COUNT SIX
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

86. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

87. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. See McLachlan v. Simon, 31 F. Supp.2d 731 (N.D. Cal. 1998).

88. Under Section 36(a) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

89. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing the Doe Defendants to engage in timing of the MFS Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

90. Defendants engaged in such scheme to only benefit themselves and their affiliates by allowing the Doe Defendants to engage in timing of the MFS Funds named herein in return for substantial fees and other income.

91. Defendants have breached the fiduciary duties they owe to plaintiff and other class members by, among other things, devising this plan and scheme solely for their own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Funds.

92. Plaintiffs and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SEVEN
AGAINST ALL DEFENDANTS
FOR BREACH OF FIDUCIARY DUTIES

93. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

94. Plaintiff and the Class placed their trust and confidence in Sun Life and MFS to manage the assets they invested in the MFS Funds.

95. Plaintiff and the Class reasonably expected that the defendants would honor their obligations to them by, among other things, observing the securities laws and honoring the representations made in the MFS Funds' prospectuses.

96. The defendants, aided and abetted by the other Defendants, who are co-conspirators, breached their fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the MFS Funds' prospectuses for the benefit of the MFS Funds and each of the other defendants.

97. Each of the Defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing its own interests.

98. Plaintiff and the Class have been specially injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers.

99. The defendants, aided and abetted by the other defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

100. As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, plaintiff and the members of the Class have suffered damages.

101. The defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding plaintiffs and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c) Awarding plaintiffs and the members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy; and

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Date: December 10, 2003

Respectfully submitted,

GILMAN AND PASTOR, LLP

David Pastor (BBO #391000)
Stonehill Corporate Center
999 Broadway
Suite 500
Saugus, MA 01906
Telephone: (781) 231-7850
Facsimile: (781) 231-7840

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

CAULEY GELLER BOWMAN & RUDMAN, LLP
Samuel H. Rudman
Robert M. Rothman
David Rosenfeld
200 Broadhollow Road, Suite 406
Melville, NY 11747
(631) 367-7100

Attorneys for Plaintiff

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, Bruce Riggs, (Plaintiff) declares, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the Complaint and retains Schiffrin & Barroway, LLP and such co-counsel it deems appropriate to associate with to pursue such action on a contingent fee basis.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in any private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff's transactions in the MFS Emerging Growth Fund security that is the subject of this action during the Class Period are as follows:

No. of Shares	Buy/Sell	Date	Price Per Share
See attached Client Statement from Smith Barney / Citigroup.			

List additional transactions on a separate sheet of paper, if necessary.

5. During the three years prior to the date of this Certification, Plaintiff has sought to serve or served as a representative party for a class in the following actions filed under the federal securities laws: N/A

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 2 day of December, 2003.

[signature]

BRUCE RIGGS

BRUCE RIGGS

Mutual funds

Yield is the current distribution annualized, divided by the fund's net asset value at the end of the statement p income, capital gains or the return of capital. Distributions and current dividend for funds not sponsored by u an outside vendor and are not verified by us. "Tax-Based Cost vs. Current Value" is being provided for inforn (since inception)" when shown may not reflect all distributions received in cash due to but not limited to the fc asset transfers, recent activity and certain adjustments made in your account. "Total Purchases vs. Current Va your "Total purchases", excluding reinvested distributions, with the current value of the fund's shares in your reflects the difference between your total purchases and the current value of the fund's shares, plus cash distr

Number of shares	Description	Date acquired	Cost	Share cost	Current share price	Current value
96.208	MFS EMERGING GROWTH FUND CL A	08/21/96	$ 2,478.29	$ 25.77	$ 27.50	$ 2,645.72
	Cash distributions (since inception)					
	Total Purchases vs. Current Value		2,479.29			2,645.72
	Fund Value Increase/Decrease					
34.423	MFS EMERGING GROWTH FUND CLASS B	08/21/95	832.00	24.17	25.78	888.74
94.981		09/11/96	2,750.00	28.95	25.78	2,448.97
44.038		03/19/97	1,300.00	29.52	25.78	1,134.42
187.869		06/05/97	7,000.00	37.26	25.76	4,839.51
31.824		03/10/98	1,300.00	40.85	25.78	819.78
211.051		05/05/98	8,900.00	42.17	25.78	5,438.67
250.238		03/04/99	10,500.00	41.96	25.78	6,446.13
854.434	Total Purchases		32,582.00	38.13	25.78	22,010.23
129.115	Reinvestments to date		5,747.99	44.519	25.78	3,326.00
983.549	Tax-based Cost vs. Current Value		38,329.99	38.971		25,336.23
	Cash distributions (since inception)					
	Total Purchases vs. Current Value		32,582.00			25,336.23
	Fund Value Increase/Decrease					
	Total mutual funds [illegible]		[illegible]			[illegible]
	Total Fund Value Increase/Decrease					
	Total portfolio value		[illegible]			[illegible]

BRUCE RIGGS

Mutual funds

*Yield is the current distribution annualized, divided by the fund's net asset value at the end of the statement pe income, capital gains or the return of capital. Distributions and current dividend for funds not sponsored by us an outside vendor and are not verified by us. "**Tax-Based Cost vs. Current Value**" is being provided for inforn (**since inception**)" when shown may not reflect all distributions received in cash due to but not limited to the fo asset transfers, recent activity and certain adjustments made in your account. "**Total Purchases vs. Current Va** your "**Total purchases**", excluding reinvested distributions, with the current value of the fund's shares in your reflects the difference between your total purchases and the current value of the fund's shares, plus cash distri*

Number of shares	Description	Date acquired	Cost	Share cost	Current share price	Current value
96.208	MFS EMERGING GROWTH FUND CL A	08/21/85	**$ 2,479.29**	$ 25.77	$ 27.50	**$ 2,645.72**
	Cash distributions (since inception)					
	Total Purchases vs. Current Value		**2,479.29**			**2,645.72**
	Fund Value Increase/Decrease					
34.423	MFS EMERGING GROWTH FUND CLASS B	08/21/95	832.00	24.17	25.78	888.74
94.991		09/11/96	2,750.00	28.95	25.78	2,448.97
44.038		03/19/97	1,300.00	29.52	25.78	1,134.42
187.863		08/05/97	7,000.00	37.26	25.78	4,839.51
31.824		03/10/98	1,300.00	40.85	25.78	819.78
211.051		05/05/98	8,900.00	42.17	25.78	5,438.67
250.238		03/04/99	10,500.00	41.96	25.78	6,448.13
854.434	**Total Purchases**		**32,582.00**	**38.13**	**25.78**	**22,010.23**
129.115	Reinvestments to date		5,747.89	44.518	25.78	3,328.00
983.549	**Tax-based Cost vs. Current Value**		**38,329.89**	**38.971**		**25,338.23**
	Cash distributions (since inception)					
	Total Purchases vs. Current Value		**32,582.00**			**25,338.23**
	Fund Value Increase/Decrease					
[illegible]			[illegible]			[illegible]
[illegible]						
[illegible]			[illegible]			[illegible]

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

FILED
IN CLERKS OFFICE

2003 DEC -9 P 4:21

U.S. DISTRICT COURT
DISTRICT OF MASS.

GUSTAVO BRUCKNER, derivatively on behalf of the MFS CAPITAL OPPORTUNITIES FUND, the MASSACHUSETTS INVESTOR TRUST and the "MFS FUNDS"[1]	CIVIL ACTION NO. 03 12483 MEL
Plaintiff	
v.	MAGISTRATE JUDGE Collings
MASSACHUSETTS FINANCIAL SERVICES COMPANY, SUN LIFE FINANCIAL INC., JOHN W. BALLEN, JEFFREY L. SHAMES, KEVIN R. PARKE, LAWRENCE H. COHN, WILLIAM R. GUTOW, J. ATWOOD IVES, ABBY M. O'NEILL, LAWRENCE T. PERERA, WILLIAM J. POORVU, J. DALE SHERRATT, ELAINE R. SMITH, WARD SMITH JOHN DOES 1-50, JOHN DOES 51-100	JURY TRIAL DEMANDED
Defendants	
and	
MFS CAPITAL OPPORTUNITIES FUND, MASSACHUSETTS INVESTOR TRUST and the "MFS FUNDS"	
Nominal Defendants	

DERIVATIVE COMPLAINT

RECEIPT # 23662
AMOUNT 150
SUMMONS ISSUED yes
LOCAL RULE 4.1
WAIVER FORM 1
MCF ISSUED
BY DPTY. CLK. F.O.M.
DATE 12-10-03

---

[1] A list of the "MFS Funds" is attached to this Derivative Complaint as Exhibit A hereto.

COMPL.

Plaintiff, Gustavo Bruckner, derivatively on behalf of the MFS Capital Opportunities Fund, the Massachusetts Investor Trust and the MFS Funds, hereby complains against the Defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43; Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. §78aa; and 28 U.S.C. § 1331.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

3. Venue is proper in this judicial district because some or all of the Defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

5. Plaintiff Gustavo Bruckner, a resident of New York, New York, purchased shares of the MFS Capital Opportunities Fund prior to the year 2001, and continues to hold such shares.

MFS Defendants

6. Defendant Sun Life Financial, Inc. ("Sun Life") is a publicly held company with its headquarters located at 150 King Street West Suite 1400, Toronto, Canada M5H 1J9. Sun Life's American Depository Receipts trade on the New York Stock Exchange. Sun Life is the holding company for Sun Life Assurance which has two major business segments, insurance protection and wealth management services. Sun Life offers wealth management services through MFS.

7. Defendant Massachusetts Financial Services Company ("MFS" or the "Advisor") is one of the largest equity managers in the United States, specializing primarily in growth, core and international equity investing. MFS and its predecessor organizations have a history of money management dating from 1924. MFS (together with its predecessors) has served as the investment advisor to the MFS Funds and has provided the MFS Funds with investment management and related administrative services and facilities, including portfolio management and trade execution, since the MFS Funds inception. For these services, MFS pays itself a management fee from the assets of the MFS Funds. Net assets under the management of the MFS organization are approximately $134 billion. Defendant Sun Life Financial owns more than 90% of MFS. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

8. Defendant John W. Ballen ("Ballen") is Chief Executive Officer of MFS, and in that capacity he is and was ultimately responsible for the actions of MFS.

John Does 1-50

9. The true identities, roles and capacities of John Does 1-50 have yet to be ascertained (the "MFS Fiduciary Defendants"). Included as MFS Fiduciary Defendants are insiders, i.e. employees and executives, of Sun Life, MFS and the MFS Funds including, but not limited to, fund managers, advisors, brokers and sales executives who, because of their

relationship to the MFS Funds had a fiduciary duty to the MFS Funds, and breached such fiduciary duty through their participation and facilitation of the market timing scheme alleged herein.

John Does 51-100

10. The true identities, roles and capacities of John Does 51-100 have yet to be ascertained. Included in John Does 51-100 are hedge funds, hedge fund managers, brokerage firms and fiduciaries to the MFS Funds who participated, exploited and perpetrated the unlawful late trading in MFS Funds and knowingly violated the policies established, though not enforced because of the breaches of the MFS Fiduciary Defendants, by the MFS Funds. In addition, it includes those entities and individuals who conspired and assisted in exploiting the opportunities provided by the MFS defendants to make illicit trades in the MFS Funds. Such defendants directly or indirectly profited by their own, or others, ability to engage in improper late trading and timing at the expense of non-participating MFS Mutual Funds investors. Furthermore, John Does 51-100 actively enticed the MFS Defendants to breach the fiduciary duties owed to the MFS Funds through numerous means including the deposit of assets in other MFS financial vehicles in exchange for the right to make short-term and late trades in MFS Funds. The identities of John Does 51-100 will be disclosed in amendments to this complaint when the true identities are discovered.

Trustee Defendants

11. The Individual Defendants named are each Trustees of the "Trust" (see below).

(a) Jeffrey L. Shames, Chair
Chairman of MFS

(b) John W. Ballen,
Chief Executive Officer and Director of MFS

(c) Kevin R. Parke
President, Chief Investment Officer, and Director of MFS

(d) Lawrence H. Cohn

(e) William R. Gutow

(f) J. Atwood Ives

(g) Abby M. O'Neill

(h) Lawrence T. Perera

(i) William J. Poorvu

(j) J. Dale Sherratt

(k) Elaine R. Smith

(l) Ward Smith

The Trustees elect the officers of the Trust, have a fiduciary duty to the Trust and its beneficiaries and a duty to maintain the safety of the assets of the Trust. Each Trustee serves as a board member of 110 funds within the MFS Family of Funds. The Trustees and the Trust are located at 500 Boylston Street, Boston, Massachusetts 02116.

Nominal Defendants

12. Nominal Defendant Massachusetts Investor Trust (the "Trust") is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust is managed in its entirety by MFS. The MFS Funds are a diversified series of the Trust. The Trust holds the assets of the MFS Funds.

13. Nominal Defendants MFS Capital Opportunities Fund (the "Fund") is a mutual fund with assets held by the Trust with MFS as its advisor and manager. The MFS Capital Opportunities Fund seeks capital appreciation. The fund invests at least 65% of net assets in common and preferred stocks, convertibles and depositary receipts. The Funds are managed and advised by MFS.

14. The defendants described in paragraphs 6-9 are sometimes referred to as the "MFS Defendants." The defendants described in paragraphs 12-13 are sometimes referred to as the Nominal Defendants. The defendants described in paragraph 11 are sometimes referred to as the "Trustee Defendants." The defendants described in paragraph 9 are sometimes referred to as the "MFS Fiduciary Defendants."

PRELIMINARY STATEMENT

15. This derivative action is brought to recover damages for injuries to the MFS Capital Opportunities Fund, the Massachusetts Investor Trust and the MFS Funds and each of them caused by the Defendants' breaches of fiduciary duty and unlawful and manipulative trading activities and devices in the MFS Funds which operated as a fraud and deceit on the Plaintiffs and the Nominal Defendants (hereafter together "Plaintiff").

Fiduciary Duty

16. Each of the MFS Defendants and the Trustee Defendants owed to the MFS Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under the Investment Company Act, the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the MFS Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto. All MFS Funds are held and governed by the Trust.

Manipulative Devices

17. Like all other mutual funds, MFS Funds shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains

for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

Late Trading

18. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares after 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the affected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

19. "Late trading can be analogized to betting today on yesterday's horse races."[2] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, *the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong in the fund* -- to give the late trader his gain. The late trader's profit is revenue withheld from the

---

[2] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., Complaint ¶ 10.

mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

Timing

20. Another manipulative practice used by Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

21. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

22. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

23. Continued *successful* late-trading or timing requires the complicity of a funds' management.

24. The MFS Fiduciary Defendants and John Does 51-100 obtained assistance to engage in the illicit scheme directly from MFS. By failing to enforce and/or follow regulations and policies listed in MFS Funds' prospectuses prohibiting late trading, MFS allowed and encouraged John Does 51-100 to rapidly buy and sell MFS Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, in a manner that was explicitly prohibited by MFS Funds prospectuses. This conduct continued for a substantial amount of time and was well known within MFS and amongst the fiduciaries responsible for the management of the MFS Funds and was merely reflective of the self-dealing that pervaded MFS.

25. Because of the harm timing can cause honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by honest fund managers to counter the ill effects of "timing" on their funds does not eliminate the practice, it only reduces it. Indeed, one

recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002), http://faculty-gsb.stanford.edu/zitzewitz/Reseach/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify *every timing trade*, large movements in and out of funds, like those made by John Does 51-100 in the MFS Fund are easily apparent.

26. Although such trading was explicitly prohibited pursuant to the MFS Funds prospectuses, MFS Fiduciary Defendants intentionally did not attempt to discover the market timing trades or prohibit them. Rather, the prohibited trading was explicitly permitted by the MFS Fiduciary Defendants as directed in a memorandum issued by MFS Defendants to MFS brokers that sold MFS funds. The memorandum, issued in early 2001, cleared five of the MFS Funds for the prohibited trading practices and ordered brokers to accept short-term trades, "even if a pattern of excessive trading has been detected."

27. Moreover, the MFS Defendants actively encouraged and facilitated these prohibited trades by essentially creating two classes of MFS funds – a small group of large funds that would accept rapid-fire trades and a larger group of international funds that would not.

28. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. These fees are waived if the fund managers, i.e. MFS, are assisting the timer, or as here, are the active participants in the timing scheme.

29. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value", and eliminates the timer's arbitrage. As fiduciaries for their funds,

they are obligated to use their best efforts to employ these available tools to protect their customers from the dilution that timing causes.

FACTUAL BACKGROUND

30. MFS Fiduciary Defendants and John Does 51-100 perpetrated the manipulative scheme on the MFS Funds, for an undetermined time period with the complicity of the MFS Defendants. The scheme, which had started and was actively being encouraged by the year 2001, violated the Investment Advisor's and Fund Manager's fiduciary duties to the funds but gained the MFS Funds' managers substantial fees and other income for themselves and their affiliates, in addition to the substantial profits that were made by the MFS Fiduciary Defendants and John Does 51-100 by engaging in the scheme. All such profits were made at the expense of MFS Funds shareholders.

31. MFS is the manager and investment advisor for all of the MFS Funds. While each mutual fund is in fact its own company, as a practical matter the Advisor runs all of the funds. The portfolio managers are all typically employees of the Advisor (who hold office by election of the Trustees) not the mutual funds. The Advisor, MFS, makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money MFS makes. In what has unfortunately become a common mutual fund industry practice[3], the timer frequently offers the fund manager/Advisor more assets in exchange for the right to time. In return, fund managers (MFS) would allow timers (*e.g.* a hedge fund) to target specific funds (*e.g.* the MFS Capital Opportunities Fund) which would be hurt in exchange for additional money in the managers own pockets in the form of higher management fees resulting from the timers placing

[3] <u>See</u> *State of New York v. Canary Capital Partners et al.*(Supr. Ct. of N.Y. filed Sept. 3, 2003).

of assets ("sticky funds") in other Funds offered by the mutual fund company (MFS), usually liquid asset funds.

32. The MFS Fiduciary Defendants, employees, representatives, and fiduciaries inside MFS and the MFS Funds, were direct perpetrators, participants, and beneficiaries of the wrongdoing alleged herein. The MFS Fiduciary Defendants and John Does 51-100 obtained assistance to engage in the illicit scheme directly from MFS. By failing to enforce and/or follow regulations and policies listed in MFS Funds' prospectuses prohibiting late trading, MFS allowed and encouraged John Does 51-100 to engage in rapid short-term trading of the MFS Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, in contrivance of the rules and policies explicitly set forth in the MFS Funds prospectus' and in breach of the fiduciary duties owed to the MFS Funds. This conduct continued for a substantial amount of time and was well known within MFS and amongst the fiduciaries responsible for the management of the MFS Funds and was merely reflective of the self-dealing that pervaded MFS.

33. Throughout this same time period the MFS Funds publicly maintained an excessive trading policy. For example, the Prospectus for the MFS Capital Opportunities Fund, dated November 17, 2003, states:

> **Excessive Trading Practices.** The MFS funds do not permit market-timing or other excessive trading practices that may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. The MFS funds will exercise these rights, including rejecting or canceling purchase and exchange orders, delaying for up to two business days the processing of exchange requests, restricting the availability of purchases and exchanges through telephone requests, facsimile transmissions, automated telephone services, internet services or any other electronic transfer service, if an investor's trading, in the judgment of the MFS funds, has been or may be disruptive to a fund. In making this judgment, the MFS funds may consider trading done in multiple accounts under common ownership or control.
> (Emphasis in Original)

Identical language was contained in prospectuses for other MFS Funds.

34. In the face of such policy and their fiduciary duties, the MFS Defendants knowingly, deceptively permitted and actively facilitated the MFS Fiduciary Defendants' and John Does 51-100 market timing, by engaging in such self-dealing activity and by continuing such relationships with offending individuals to allow them to conduct late trading and/or market timing on the MFS Funds to the detriment of the MFS Funds. The prohibited trading was explicitly permitted by the MFS Fiduciary Defendants as directed in a memorandum issued by MFS Defendants to MFS brokers that sold MFS funds. The memorandum, issued in early 2001, cleared five of the MFS Funds for the prohibited trading practices and ordered brokers to accept short-term trades, "even if a pattern of excessive trading has been detected."

35. Moreover, the MFS Defendants actively encouraged and facilitated these prohibited trades by essentially creating two classes of MFS funds – a small group of large funds that would accept rapid-fire trades and a larger group of international funds that would not.

36. The MFS Fiduciary Defendants and John Does 51-100 realized significant profits as a result of these timing arrangements at the expense of the MFS Funds. In many cases these profits also reflect late trading, as the Defendants would frequently negotiate a timing agreement with a mutual fund management company/advisor and then proceed to late trade the target funds through intermediaries.

37. As a result of an investigation by the Securities and Exchange Commission and the New York Attorney General, it was reported on December 9, 2003, that these regulators were planning suits against MFS. Despite the public awareness, neither MFS nor the Trustees had taken any action.

38. These events have had and will have a series of deleterious effects on the MFS family of funds, including but not limited to:

(a) Loss of confidence of the investing public in the integrity and management of the MFS Funds, thereby resulting in the MFS Funds losing NAV and market value.

(b) As a result of Defendants' misconduct, the MFS Funds are exposed to significant regulatory scrutiny and to suit by investors for losses resulting from Defendants' misconduct, thereby, at a minimum, causing the MFS Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the MFS Funds.

DEMAND EXCUSED ALLEGATIONS

39. The Plaintiff has not made demand upon the trustees of the Trust or the directors of MFS to bring an action against the MFS Defendants, and other culpable parties to remedy such wrongdoing.

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to MFS.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the MFS Defendants and its directors and officers, who manage and control the day-to-day affairs of the Trust and the MFS Funds.

(d) Demand upon the Trustees is also excused because the Trustees of the Trust are all hand-picked by MFS management, and thus owe their positions as well as their loyalties solely to MFS management and lack sufficient independence to exercise business judgment. Because the Trust oversees 110 separate funds, the Trustees derive substantial revenue and other benefits for their services.

(e) Finally, demand is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the SEC and the New York Attorney General. Consequently, MFS already have been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the MFS Funds. Moreover, MFS's lackadaisical response is clearly insufficient and demonstrative of the conflicts, and true allegiances, of the Trustees of the Trust. By failing to take action before the federal and state investigations, the directors of MFS and Trustees of the MFS Funds acquiesced in or condoned such conduct. No shareholder demand would reasonably have caused them to change their complicit disregard for the wrongdoing.

COUNT I

Violation Of Section 36 Of The Investment Company Act And For Control Personal Liability Under The Investment Company Act (Against the MFS Defendants and the Trustees)

40. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

41. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

42. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

43. As alleged above in this Complaint, each MFS Defendant and each Trustee breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the MFS Funds or their shareholders.

44. By agreeing and/or conspiring amongst themselves and with John Does 50-100 to permit and/or encourage the MFS Fiduciary Defendants and John Does 50-100 to time the MFS Funds, the MFS Defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the MFS Funds and its shareholders.

45. By virtue of the foregoing, the MFS Defendants and the Trustees have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

46. As a direct and proximate result of the MFS Defendants' wrongful conduct, the assets and value (including the NAV) of the MFS Funds have been reduced and diminished and the corporate assets of the MFS Funds have been wasted and the MFS Defendants and the Trustees are liable.

COUNT II

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 (Against MFS and John Does 1-100)

47. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

48. MFS directly engaged in a common plan, scheme, and unlawful course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business and manipulative devices which operated as a fraud and deceit on the MFS Funds. The purpose and effect of the scheme, plan, and unlawful course of conduct was, among other things, to deceive and harm the Plaintiff and cause the MFS Funds to sell securities at artificially deflated values as described in the Complaint.

49. The MFS Funds have suffered damages as a result of the wrongs herein alleged in an amount to be proved at trial.

50. By reason of the foregoing, MFS has violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to the MFS Funds for damages which they suffered in connection with the purchase or sale of securities in those funds.

COUNT III

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT (Against Sun Life and the Individual MFS Defendants)

51. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

52. Sun Life and the Individual MFS Defendants acted as controlling persons of MFS within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of MFS being a more than 90% owned subsidiary of Sun Life, and Sun Life's and the Individual MFS Defendants active participation in and/or awareness of MFS's day-to-day operations, Sun Life and the Individual MFS Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making of MFS. Sun Life and the Individual MFS Defendants had unlimited access to MFS's records of transactions and had the ability to prevent MFS from engaging in the schemes and artifices to defraud complained of in this Complaint.

53. Sun Life and the Individual MFS Defendants had direct and supervisory involvement over the day-to-day operations of MFS and, therefore, are presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

54. By virtue of its position as a controlling person, Sun Life and the Individual MFS Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the MFS Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT IV

Common Law Breach Of Fiduciary Duty
(Against the MFS Defendants and the Trustee Defendants)

55. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

56. The MFS Defendants and the Trustee Defendants and each of them owed to the MFS Capital Opportunities Fund, the MFS Funds and their shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of each MFS Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to the MFS Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

57. To discharge those duties, the MFS Defendants and the Trustee Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the MFS Funds.

58. As alleged above, each of said defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

59. As alleged above, each of said defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the MFS Funds by permitting or incurring excess charges and expenses to the funds in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

COUNT V

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against John Does 51-100)

60. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

61. John Does 51-100 knew of the existence of the fiduciary duty between the MFS Defendants and the Trustee Defendants and the MFS Funds and knew the extent of that duty. John Does 51-100 knew of the acts of late trading and timing made by them on the MFS Funds and knew that these acts and manipulative devices were a breach of the fiduciary duties the MFS Defendants and the Trustee Defendants owed to the MFS Funds. John Does 50-100 maliciously, without justification and through unlawful means, aided and abetted and conspired with the MFS Defendants and the Trustee Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the MFS Defendants and the Trustee Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

62. John Does 51-100 are jointly and severally liable to the MFS Funds for damages proximately caused by their aiding and abetting as alleged herein.

63. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Funds has been reduced and diminished and the corporate assets of the Funds have been wasted.

COUNT VI

CIVIL CONSPIRACY
(Against the MFS Defendants, MFS and John Does 1-100)

64. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

65. The MFS Defendants, MFS and John Does 1-100 entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

66. The MFS Defendants, MFS and John Does 1-100 by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

67. The MFS Defendants, MFS and John Does 1-100 maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

68. The MFS Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing the current Trustees of the Trust and replacing them with independent Trustees,

B. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the MFS Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

C. Awarding plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiff's attorneys, and experts,

D. Granting plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANED

Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: Boston, Massachusetts
December 9, 2003

DEUTSCH WILLIAMS BROOKS DERENSIS & HOLLAND, P.C.

By: ______________________
Steven J. Brooks
Robert D. Hillman
99 Summer Street
Boston, MA 02110
(617) 951-2300
rhillman@dwboston.com

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP
Daniel W. Krasner
Fred T. Isquith
Mark C. Rifkin
Robert Abrams
Christopher S. Hinton
270 Madison Avenue
New York, NY 10016
(212) 545-4600

Gustavo Bruckner

Securities Litigation, Consumer Litigation

Gustavo Bruckner is an associate of the firm. He is an honors graduate of both New York University's Stern undergraduate and graduate schools of business and he received his law degree from Yeshiva University's Cardozo School of Law. He is admitted to the New Jersey and New York State Bars.

E-Mail: bruckner@whafh.com

Return to Attorney Index

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

OLIVER S. TRONE, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. MFS CAPITAL OPPORTUNITIES FUND, MFS CORE GROWTH FUND, MFS EMERGING GROWTH FUND, MFS GROWTH OPPORTUNITIES FUND, MFS LARGE CAP GROWTH FUND, MFS MANAGED SECTORS FUND, MFS MID CAP GROWTH FUND, MFS NEW DISCOVERY FUND, MFS NEW ENDEAVOR FUND, MFS RESEARCH FUND, MFS STRATEGIC GROWTH FUND, MFS TECHNOLOGY FUND, MASSACHUSETTS INVESTORS GROWTH STOCK, MFS MID CAP VALUE FUND, MFS RESEARCH GROWTH AND INCOME FUND, MFS STRATEGIC VALUE FUND, MFS TOTAL RETURN FUND, MFS UNION STANDARD EQUITY FUND, MFS UTILITIES FUND, MFS VALUE FUND, MASSACHUSETTS INVESTORS TRUST, MFS AGGRESSIVE GROWTH ALLOCATION FUND, MFS CONSERVATIVE ALLOCATION FUND, MFS GROWTH ALLOCATION FUND, MFS MODERATE ALLOCATION FUND, MFS BOND FUND, MFS EMERGING MARKETS DEBT FUND, MFS GOVERNMENT LIMITED MATURITY FUND, MFS GOVERNMENT MORTGAGE FUND, MFS GOVERNMENT SECURITIES FUND, MFS HIGH INCOME FUND, MFS HIGH YIELD OPPORTUNITIES FUND, MFS INTERMEDIATE INVESTMENT GRADE BOND FUND, MFS LIMITED MATURITY FUND, MFS RESEARCH BOND FUND, MFS STRATEGIC INCOME FUND, MFS ALABAMA MUNICIPAL BOND FUND, **[CAPTION CONTINUES ON NEXT PAGE]**	Civil Action No. **CLASS ACTION COMPLAINT** **<u>JURY TRIAL DEMANDED</u>**

MFS ARKANSAS MUNICIPAL BOND FUND, MFS CALIFORNIA MUNICIPAL BOND FUND, MFS FLORIDA MUNICIPAL BOND FUND, MFS GEORGIA MUNICIPAL BOND FUND, MFS MARYLAND MUNICIPAL BOND FUND, MFS MASSACHUSETTS MUNICIPAL BOND FUND, MFS MISSISSIPPI MUNICIPAL BOND FUND, MFS MUNICIPAL BOND FUND, MFS MUNICIPAL LIMITED MATURITY FUND, MFS NEW YORK MUNICIPAL BOND FUND, MFS NORTH CAROLINA MUNICIPAL BOND FUND, MFS PENNSYLVANIA MUNICIPAL BOND FUND, MFS SOUTH CAROLINA MUNICIPAL BOND FUND, MFS TENNESSEE MUNICIPAL BOND FUND, MFS VIRGINIA MUNICIPAL BOND FUND, MFS WEST VIRGINIA MUNICIPAL BOND FUND, MFS EMERGING MARKETS EQUITY FUND, MFS GLOBAL EQUITY FUND, MFS GLOBAL GROWTH FUND, MFS GLOBAL TOTAL RETURN FUND, MFS INTERNATIONAL GROWTH FUND, MFS INTERNATIONAL GROWTH FUND, MFS INTERNATIONAL NEW DISCOVERY FUND, MFS INTERNATIONAL VALUE FUND, MFS RESEARCH INTERNATIONAL FUND, MFS CASH RESERVE FUND, MFS GOVERNMENT MONEY MARKET FUND, MFS MONEY MARKET FUND (collectively known as "MFS FUNDS"); MFS MUNICIPAL SERIES TRUST, MFS SERIES TRUST I, MFS SERIES TRUST II, MFS SERIES TRUST III, MFS SERIES TRUST IV, MFS SERIES TRUST V, MFS SERIES TRUST VI, MFS SERIES TRUST VII, MFS SERIES TRUST VIII, MFS SERIES TRUST IX, MFS SERIES TRUST X, AND MFS SERIES TRUST XI (collectively known as the "MFS FUNDS REGISTRANTS"); SUN LIFE FINANCIAL INC.; MASSACHUSETTS FINANCIAL SERVICES COMPANY (d/b/a "MFS INVESTMENT MANAGEMENT"), and JOHN DOES 1-100,

Defendants.

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the MFS Funds (as defined in the caption of this case), press releases, and media reports about the MFS Funds. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the MFS family of funds (*i.e.*, the MFS Funds as defined in the caption, above) between December 15, 1998 and December 7, 2003, inclusive, and who were damaged thereby. Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act") (the "Class").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose that select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On December 7, 2003, before the market opened, Sun Life, defined below, announced in a press release over *PR Newswire* that the Securities and Exchange Commission

12. Massachusetts Financial Services Company ("MFS Company") is a subsidiary of Sun Life and offers investment products and money management services. MFS Company is registered as an investment advisor under the Investment Advisers Act and managed and advised the MFS Funds during the Class Period. MFS Company has ultimate responsibility for overseeing the day-to-day management of the MFS Funds. MFS Company, which conducts its advisory business under the name MFS Investment Management, is headquartered at 500 Boylston Street, Boston, Massachusetts 02116. ("MFS Company" and "MFS Investment Management" are referred to interchangeably herein).

13. MFS Municipal Series Trust, MFS Series Trust I, MFS Series Trust II, MFS Series Trust III, MFS Series Trust IV, MFS Series Trust V, MFS Series Trust VI, MFS Series Trust VII, MFS Series Trust VIII, MFS Series Trust IX, MFS Series Trust X, and MFS Series Trust XI are the registrants and issuers of the MFS Funds and are referred to collectively as the "MFS Funds Registrants."

14. Sun Life, MFS Company, MFS Funds Registrants, and the MFS Funds are referred to collectively herein as the "Fund Defendants."

15. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary MFS Funds investors, such as plaintiff and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

16. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the MFS Funds, between December 15, 1998 and December 7, 2003, inclusive, and who were damaged thereby. Plaintiff and each of the Class members purchased shares or other ownership units in MFS Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the MFS Funds are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the MFS Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

18. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

19. Plaintiff will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

20. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the MFS Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

21. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

22. Mutual funds, including the MFS Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. However, unbeknownst to investors, from at least as early as December 15, 1998 and until December 7, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of plaintiff and other members of the Class, through secret and illegal timed trading. In exchange

("SEC") intended to commence an enforcement action against MFS Company, defined below, "alleging, in effect, that the disclosure in certain of MFS' fund prospectuses concerning market timing was false and misleading, and breach of fiduciary duty."

4. On that same day, MFS Company, defined below, sent a letter to MFS Funds shareholders, posted on MFS' website, revealing the SEC investigation, and that MFS Company did not actively monitor at least eleven MFS Funds for market timing activity, "because MFS concluded that frequent trading in these funds would not be disruptive to portfolio management and harm fund performance."

5. On December 9, 2003, *The Wall Street Journal* reported that the MFS Company had established an undisclosed policy, contrary to its public statements to shareholders, which allowed market timing in MFS Funds, including the MFS Emerging Growth Fund, in order to increase its assets under management and management fees generated therefrom. According to the article, "MFS said it 'identified and cancelled millions of dollars of trades that MFS believed could harm fund performance and disrupt portfolio management.' But until recently, MFS said, it didn't monitor daily trading in 11 U.S. large-company stock and high-grade corporate bond funds."

JURISDICTION AND VENUE

6. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331,1337.

7. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members

reside within this District. Defendant MFS Company was an active participant in the wrongful conduct alleged herein and is headquartered within this District.

8. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

9. Plaintiff Oliver S. Trone, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased shares or units of the MFS Growth Opportunities Fund, MFS Research Fund, MFS Strategic Growth Fund, MFS Mid Cap Growth Fund, MFS Emerging Growth Fund, MFS Global Growth Fund, MFS Managed Sectors Fund, and MFS Research International Fund during the Class Period and has been damaged thereby.

10. Each of the MFS Funds, including the MFS Growth Opportunities Fund, MFS Research Fund, MFS Strategic Growth Fund, MFS Mid Cap Growth Fund, MFS Emerging Growth Fund, MFS Global Growth Fund, MFS Managed Sectors Fund, and MFS Research International Fund, is a mutual fund that is regulated by the Investment Company Act of 1940, managed by defendant MFS Company, as defined below, and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

11. Sun Life Financial Inc. ("Sun Life") is a financial services company and the ultimate parent of defendants bearing the MFS name. MFS Company is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which in turn is an indirect wholly owned subsidiary of Sun Life. Sun Life maintains its United States office at One Sun Life Executive Park SC 2132, Wellesley Hills, Massachusetts 02481.

for allowing and facilitating this improper conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiff and other members of the Class who knew nothing of these illicit arrangements. Specifically, MFS Company, as manager of the MFS Funds, and each of the relevant fund managers, profited from fees MFS Company charged to the MFS Funds that were measured as a percentage of the fees under management. In exchange for the right to engage in timing, which hurt plaintiff and other Class members, materially and negatively affecting the value of the MFS Funds, the John Doe Defendants agreed to park substantial assets in the Funds, thereby increasing the assets under MFS Funds' management and the fees paid to MFS Funds' managers. The assets parked in the MFS Funds in exchange for the right to engage in timing have been referred to as "sticky assets." The synergy between the Fund Defendants and the John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiff and other members of the Class.

Secret Timed Trading at the Expense of Plaintiff and Other Members of the Class

23. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the net asset value ('NAV") is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 ***a.m.*** New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 ***p.m.*** in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will

be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

24. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the MFS Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

25. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

26. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

27. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading because the Fund Defendants allowed the John Doe Defendants to time their trades and profit at the expense of ordinary fund investors.

Defendants' Fraudulent Scheme

28. On September 4, 2003 *The Wall Street Journal* reported that the New York Attorney General Elliot Spitzer had filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a New Jersey-based hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares (the "Spitzer Complaint"). In return for this favored treatment, which damaged the long-term mutual fund investors, the hedge fund parked funds in financial instruments controlled by the fund companies or their affiliates to increase fund management fees, and entered into other arrangements which benefited the fund companies and/or their affiliates. The article reported as follows regarding the matter:

> Edward Stern . . . finds himself at the center of a sweeping investigation into the mutual-fund industry after paying $40 million to settle charges of illegal trading made by the New York State Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called Canary Capital Partners LLC, allegedly obtained special trading opportunities with leading mutual-fund families-- including Bank of America Corp's Nations Funds, Bank One Corp., Janus Capital Group Inc. and Strong Financial Corp.-- by promising to make substantial investments in various funds managed by these institutions. [Emphasis in original].

The article indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg, stating as follows:

> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."***

(Emphasis added).

29. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and the U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund

industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, planned to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

30. On December 8, 2003, before the market opened, Sun Life issued a press release over *PR Newswire* announcing that the Boston office of the SEC intended to recommend to the SEC that an enforcement action be brought against MFS Company. In the release, Sun Life stated in relevant part, as follows:

> Sun Life Financial Inc. today said that the staff of the Boston office of the Securities and Exchange Commission (SEC) has indicated that it intends to recommend to the SEC that an enforcement action be taken against Massachusetts Financial Services Company (MFS) alleging, in effect, that the disclosure in certain of MFS' fund prospectuses concerning market timing was false and misleading, and breach of fiduciary duty.
>
> The SEC notice contains no allegations that any MFS employee was knowingly involved in either late trading or inappropriate personal trading in MFS funds.

31. On the same day, MFS Company sent a letter to MFS Funds shareholders, which was posted on MFS Company's website, in which defendants admitted that they did not monitor trading in eleven MFS Funds for timed and late-trading, contending that such activity was not harmful. The letter stated, in relevant part, as follows:

> To Our Valued Clients:
>
> As you may have heard, MFS has been informed that the staff of the Boston office of the Securities and Exchange Commission (SEC) intends to recommend to the SEC that a civil enforcement action be brought against MFS alleging, in effect, that the

disclosure in certain of MFS' fund prospectuses concerning market timing was false and misleading, and breach of fiduciary duty.

We are cooperating fully with the SEC and want to make sure you have a clear understanding of this situation and MFS' procedures designed to prevent excessive trading from disrupting portfolio management and harming fund performance.

First, it is important to note that the SEC notice contains no allegations that any MFS employee was knowingly involved in either late trading or inappropriate personal trading in MFS funds.

With respect to market timing, there has been much coverage in the media of investors who seek to trade rapidly in and out of a mutual fund in order to capture profits by exploiting pricing inefficiencies between the fund's shares and the value of the underlying securities in the portfolio. This could happen, for example, in international funds, where time zone differences between markets create opportunities to profit from arbitrage based on 'stale' prices. It can also occur in funds composed of thinly traded asset classes, such as high-yield bonds, and in small-cap stocks, where sudden large cash flows can have an immediate impact on prices.

MFS monitored trading in these types of funds daily to prevent harm to fund performance and disruption to portfolio management. MFS identified and cancelled millions of dollars of trades that MFS believed could harm fund performance and disrupt portfolio management, and also used fair value pricing of portfolio securities to lessen the attraction of these funds to market timers.

Until recently, MFS did not monitor daily the trading activity in 11 domestic large-cap stock and high-grade bond funds. MFS believed that daily monitoring with respect to these large and highly liquid funds was unnecessary because MFS concluded that frequent trading in these funds would not be disruptive to portfolio management and harm fund performance. In MFS' judgment, pricing inefficiencies do not exist in these large, highly liquid funds.

Nevertheless, as the mutual fund industry moves to further restrict frequent trading, MFS has decided to monitor trading activity in these 11 funds. MFS now has exchange limits on all 105 funds in the MFS fund family. [Emphasis added.]

32. On December 9, 2003, *The Wall Street Journal* reported that MFS Company had established an undisclosed policy, contradicting its public statements to MFS Funds shareholders, that permitted market timing in its funds. The article stated, in relevant part, as follows:

> SEC investigators believe such a written, internal policy was used by MFS to increase its assets under management -- and consequently its fees -- by attracting investments at a time when its overall business was declining in a bear market, according to people familiar with the matter. Federal investigators believe senior managers at MFS were aware of the policy, these people said.
>
> * * *
>
> Massachusetts securities regulators are also investigating MFS related to testimony from brokers at the former Prudential Securities that an MFS employee told them that certain funds could be market-timed, despite the prospectuses. . .
>
> ***The funds that MFS allowed to be timed included MFS Emerging Growth Fund. . . . But the Emerging Growth Fund's prospectus states: "The MFS funds do not permit market-timing or other excessive trading practices that may disrupt portfolio management strategies and harm fund performance."*** [Emphasis added.]

<u>The Prospectuses Were Materially False and Misleading</u>

33. Prior to investing in any of the MFS Funds, including the MFS Growth Opportunities Fund, MFS Research Fund, MFS Strategic Growth Fund, MFS Mid Cap Growth Fund, MFS Emerging Growth Fund, MFS Global Growth Fund, MFS Managed Sectors Fund, and MFS Research International Fund, plaintiff and each member of the class were entitled to and did receive one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the MFS Funds' policies on timed trading.

34. The Prospectuses falsely stated that the MFS Funds actively safeguard shareholders from the recognized harmful effects of timing. For example, in language that

typically appeared in the Prospectuses, the April 30, 2003 MFS Growth Opportunities Fund prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that the MFS Funds deters the practice, stating as follows:

> EXCESSIVE TRADING PRACTICES. The MFS funds do not permit market-timing or other excessive trading practices that may disrupt portfolio management strategies and may harm fund performance.

35. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

(a) that defendants had entered into an agreement allowing the John Doe Defendants to time their trading of the MFS Funds shares;

(b) that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the MFS Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the MFS Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

(d) that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds' costs and thereby reduced the MFS Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the MFS Funds investors.

<u>Defendants' Scheme and Fraudulent Course of Business</u>

36. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the MFS Funds, and/or (ii) participating in a scheme to

defraud and/or a course of business that operated as a fraud or deceit on purchasers of the MFS Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiff and other Class members.

Additional Scienter Allegations

37. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the MFS Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding MFS Funds, their control over, and/or receipt and/or modification of MFS Funds' allegedly materially misleading misstatements and/or their associations with the MFS Funds which made them privy to confidential proprietary information concerning the MFS Funds, participated in the fraudulent scheme alleged herein.

38. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers. [Emphasis in original].

39. The John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

FIRST CLAIM

Against the MFS Funds Registrants For Violations of Section 11 Of The Securities Act

40. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

41. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Registrants.

42. The Registrants are statutorily liable under Section 11. The Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

43. Prior to purchasing units of the MFS Growth Opportunities Fund, MFS Research Fund, MFS Strategic Growth Fund, MFS Mid Cap Growth Fund, MFS Emerging Growth Fund, MFS Global Growth Fund, MFS Managed Sectors Fund, and MFS Research International Fund, plaintiff was provided the appropriate Prospectus and, similarly, prior to purchasing units of each

of the other MFS Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the MFS Funds traceable to the false and misleading Prospectuses.

44. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the MFS Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, the John Doe Defendants were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) that defendants had entered into an agreement allowing the John Doe Defendants to time their trading of the MFS Funds shares;

(b) that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the MFS Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the MFS Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

(d) that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds' costs and thereby reduced the MFS Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the MFS Funds investors.

45. Plaintiff and the Class have sustained damages. The value of the MFS Funds shares decreased substantially subsequent to and due to defendants' violations.

46. At the time they purchased the MFS Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against Sun Life and MFS Company as Control Persons of the MFS Funds Registrants For Violations of Section 15 of the Securities Act

47. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

48. This Claim is brought pursuant to Section 15 of the Securities Act against Sun Life and MFS Company, as control persons of the MFS Funds Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Registrants' Prospectuses, public filings, press releases and other publications are the collective actions of Sun Life and MFS Company.

49. The MFS Funds Registrants are each liable under Section 11 of the Securities Act as set forth herein.

50. Each of Sun Life and MFS Company was a "control person" of MFS Funds Registrants within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over such funds -- Sun Life and MFS Company directly and indirectly, had the power and authority, and exercised the same, to cause MFS Funds Registrants to engage in the wrongful conduct complained of herein. Sun Life and MFS Company issued,

caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

51. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Sun Life and MFS Company are liable to plaintiff to the same extent as are each of the Registrants for their primary violations of Section 11 of the Securities Act.

52. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Sun Life and MFS Company.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE MARKET DOCTRINE

53. At all relevant times, the market for MFS Funds was efficient for the following reasons, among others:

(a) The MFS Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the MFS Funds were regularly filed with the SEC;

(c) Persons associated with the MFS Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The MFS Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

54. As a result of the foregoing, the market for the MFS Funds promptly digested current information regarding MFS Funds from all publicly available sources and reflected such information in the respective MFS Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the MFS Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the MFS Funds during the Class Period suffered similar injury through their purchase or acquisition of MFS Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act And Rule 10b-5 Promulgated Thereunder Against All Defendants

55. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

56. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and cause plaintiff and other members of the Class to purchase MFS Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

57. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which

operated as a fraud and deceit upon the purchasers of the MFS Funds' securities, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated MFS Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

58. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the MFS Funds' operations, as specified herein.

59. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

60. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

61. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of MFS Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading

statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the MFS Funds during the Class Period at distorted prices and were damaged thereby.

62. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and other members of the Class and the marketplace known of the truth concerning the MFS Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

63. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

64. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the MFS Funds shares during the Class Period.

FOURTH CLAIM

Against Sun Life (as a Control Person of MFS Company, MFS Funds Registrants and the MFS Funds), MFS Company (as a Control Person of MFS Funds Registrants and MFS Funds), MFS Funds Registrants (as a Control Person of MFS Funds)
For Violations of Section 20(a) of the Exchange Act

65. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

66. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Sun Life, as a control person of MFS Company, MFS Funds Registrants and the MFS Funds; MFS Company as a control person of MFS Funds Registrants and the MFS Funds; and MFS Funds Registrants as a control person of the MFS Funds.

67. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the MFS Funds' public filings, press releases and other publications are the collective actions of Sun Life, MFS Company, MFS Funds Registrants, and MFS Funds.

68. Each of Sun Life, MFS Company, and MFS Funds Registrants acted as controlling persons of the MFS Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the MFS Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Sun Life, MFS Company, and MFS Funds Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the MFS Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Sun Life, MFS Company, and MFS Funds Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

69. In particular, each of Sun Life, MFS Company, and MFS Funds Registrants had direct and supervisory involvement in the operations of the MFS Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

70. As set forth above, Sun Life, MFS Company, MFS Funds Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint.

By virtue of their positions as controlling persons, Sun Life, MFS Company, MFS Funds Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of MFS Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against MFS Company [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

71. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

72. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

73. MFS Company served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

74. As a fiduciary pursuant to the Investment Advisers Act, MFS Company was required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

75. During the Class Period, MFS Company breached its fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, MFS Company allowed the John Doe Defendants to secretly engage in timed trading of the MFS Funds shares. The purposes and effect of said

scheme, practice and course of conduct was to enrich MFS Company, among other defendants, at the expense of plaintiff and other members of the Class.

76. MFS Company breached its fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

77. MFS Company is liable as a direct participant in the wrongs complained of herein. MFS Company, because of its position of authority and control over the MFS Funds was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the MFS Funds.

78. MFS Company had a duty to (1) disseminate accurate and truthful information with respect to the MFS Funds; and (2) truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiff and members of the Class. MFS Company participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of MFS Company's breaches of fiduciary duties including: (1) increasing its profitability at plaintiff's and other members of the Class' expense by allowing the John Doe Defendants to secretly time their trading of the MFS Funds shares; and (2) placing its interests ahead of the interests of plaintiff and other members of the Class.

79. As a result of MFS Company's multiple breaches of its fiduciary duties owed plaintiff and other members of the Class, plaintiff and other Class members were damaged.

80. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with MFS Company and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as a Class representative under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) awarding plaintiff and the Class rescission of their contract with MFS Company and recovery of all fees paid to MFS Company pursuant to such agreement;

(d) Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(e) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: December 15, 2003

MOULTON & GANS, P.C.

By: ______________________
Nancy Gans
133 Federal Street, 12th Floor
Boston, MA 02110
(617) 369-7979

MILBERG WEISS BERSHAD HYNES & LERACH LLP
Melvyn I. Weiss
Steven G. Schulman
Peter E. Seidman
Sharon M. Lee
One Pennsylvania Plaza
New York, NY 10119-0165
Tel: (212)594-5300
Fax: (212) 868-1229

LAW OFFICE OF ALFRED G. YATES, JR. P.C.
Alfred G. Yates, Jr.
519 Allegheny Building
429 Forbes Avenue
Pittsburgh, PA 15219-1649
Telephone: (412) 391-5164

Attorneys for Plaintiff